Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the registration statement (Form S-8) pertaining to the 2018 Equity Incentive Plan of Keryx Biopharmaceuticals, Inc. of our reports dated February 21, 2018, with respect to the consolidated balance sheets of Keryx Biopharmaceuticals, Inc. and Subsidiaries (the “Company”), as of December 31, 2017 and 2016, and the related consolidated statements of operations, stockholders’ (deficit) equity, and cash flows for each year of the years in the three-year period ended December 31, 2017, and the effectiveness of Keryx Biopharmaceuticals, Inc. internal control over financial reporting included in its annual report on Form 10-K for the year ended December 31, 2017.

/s/ UHY LLP

New York, New York

June 29, 2018